UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85409 / March 25, 2019

Admin. Proc. File No. 3-18552

In the Matter of

DEVELOPMENT CAPITAL GROUP, INC.,
SHARKREACH, INC.,
SPIRAL TOYS INC., and
WORTHINGTON ENERGY, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Development Capital Group, Inc., SharkReach, Inc., Spiral Toys Inc., or Worthington Energy, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Development Capital Group, Inc., SharkReach, Inc., Spiral Toys Inc., and Worthington Energy, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Development Capital Group, Inc., SharkReach, Inc., Spiral Toys Inc., and Worthington Energy, Inc., are hereby revoked. The revocation is effective as of March 26, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Dev. Capital Grp., Inc., SharkReach, Inc., Spiral Toys Inc., and Worthington Energy, Inc.,* Initial Decision Release No. 1302 (Nov. 13, 2018), 2018 WL 5920011. The stock symbols and Central Index Key numbers are: DLPM and 1517992 for Development Capital Group, Inc.; SHRK and 1561782 for SharkReach, Inc.; STOY and 1520108 for Spiral Toys Inc.; and WGASQ and 1342643 for Worthington Energy, Inc.

Initial Decision Release No. 1302
Administrative Proceeding
File No. 3-18552

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of **Development Capital Group, Inc.**, **SharkReach, Inc.**, **Spiral Toys Inc.**, and **Worthington Energy, Inc.**	**Initial Decision of Default** November 13, 2018

Appearance: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Before: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Respondents Development Capital Group, Inc., SharkReach, Inc., Spiral Toys Inc., and Worthington Energy, Inc., due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On June 20, 2018, the Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that each Respondent has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its periodic filings.

A different administrative law judge was originally assigned to this proceeding, which was reassigned to me following the Supreme Court's decision in *Lucia v. SEC*, 138 S. Ct. 2044 (2018); *see Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3

(Aug. 22, 2018); *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264, at *2-3 (ALJ Sept. 12, 2018). Respondents were directed to submit proposals for the conduct of further proceedings. *Dev. Capital Grp.*, Admin. Proc. Rulings Release No. 5983, 2018 SEC LEXIS 2347, at *1 (ALJ Sept. 17, 2018). None did. I have therefore proceeded under the Commission's directive to not give weight to or otherwise presume the correctness of any prior opinions, orders, or rulings issued by the prior administrative law judge. *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4.

Previously, I independently reviewed the evidence submitted by the Division and determined that Respondents were served with the OIP by June 26, 2018. *Dev. Capital Grp.*, Admin. Proc. Rulings Release No. 6217, 2018 SEC LEXIS 2884, at *1-2 (ALJ Oct. 18, 2018). Because Respondents failed to timely answer, I ordered them to show cause why the registration of their securities should not be revoked by default due to their failures to file answers or otherwise defend this proceeding. *Dev. Capital Grp.*, Admin. Proc. Rulings Release No. 6268, 2018 SEC LEXIS 3005 (ALJ Oct. 30, 2018). To date, Respondents have failed to answer, submit proposals for the conduct of further proceedings, respond to the show cause order, or otherwise defend this proceeding.

FINDINGS OF FACT

Respondents are in default for failing to file answers, file proposals for the conduct of further proceedings, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f); *Pending Admin. Proc.*, 2018 SEC LEXIS 2058, at *4. Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Development Capital Group, Inc., Central Index Key (CIK) No. 1517992 and ticker symbol DLPM, is a dissolved Florida corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2014, which reported a net loss of $987,386 for the prior nine months. As of June 12, 2018, the company's stock was quoted on OTC Link operated by OTC Markets Group, Inc., had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

SharkReach, Inc., CIK No. 1561782 and ticker symbol SHRK, is a revoked Nevada corporation located in Hermosa Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act

Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended September 30, 2015, which reported a net loss of $33,686 for the prior twelve months. As of June 12, 2018, the company's stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Spiral Toys Inc., CIK No. 1520108 and ticker symbol STOY, is a defaulted Nevada corporation located in Agoura Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2016, which reported a net loss of over $1.61 million for the prior three months. As of June 12, 2018, the company's stock was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Worthington Energy, Inc., CIK No. 1342643 and ticker symbol WGASQ, is a revoked Nevada corporation located in Corte Madera, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2014, which reported a net loss of over $2.74 million for the prior nine months. The company has also thereby violated a Commission cease-and-desist order dated November 5, 2014, that required it to cease and desist from committing or causing any violations of Exchange Act Section 13(a). *Worthington Energy, Inc.*, Exchange Act Release No. 73526, 2014 SEC LEXIS 4237. On May 1, 2018, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of California, which was still pending as of June 12, 2018. As of June 12, 2018, the company's stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to timely file periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to timely file periodic reports. As a result, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend its registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for at least two years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (failing to file seven required periodic reports due over a two-year period is recurrent); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew or should have known about the reporting requirements. They further failed to heed the delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failures to maintain valid addresses on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). In any event, there is no indication that their violations were inadvertent or accidental. *Id.* Finally, Respondents have not answered the OIP, submitted proposals for the further conduct of this proceeding, responded to the show cause order, or otherwise participated in the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Development Capital Group, Inc., SharkReach, Inc., Spiral Toys Inc., and Worthington Energy, Inc., are hereby REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

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[1] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.

Also pursuant to Rule 360, this initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge